SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM
This report on Form 6-K is incorporated by reference into On Track Innovations Ltd.‘s Registration Statement on Form F-3 (Registration No. 333-111770), initially filed with the Securities and Exchange Commission (the “Commission”) on January 8, 2004, its Registration Statement on Form F-3 (Registration No. 333-115953), filed with the Commission on May 27, 2004, its Registration Statement on Form F-3 (Registration No. 333-121316), filed with the Commission on December 16, 2004, its Registration Statement on Form F-3 (Registration No. 333-127615), initially filed with the Commission on August 17, 2005, its Registration Statement on Form S-8 (Registration No. 333-128106), filed with the Commission on September 6, 2005, its Registration Statement on Form F-3 (Registration No. 333-130324), filed with the Commission on December 14, 2005, its Registration Statement on Form F-3 (Registration No. 333-135742), filed with the Commission on July 13, 2006, its Registration Statement on Form S-8 (Registration No. 333-140786), filed with the Commission on February 20, 2007, its Registration Statement of Form F-3 (Registration No. 333-142320), filed with the Commission on April 24, 2007, its Registration Statement on Form S-8 (Registration No. 333-149034), filed with the Commission on February 4, 2008 and its Registration Statement on Form S-8 (Registration No. 333-149575), filed with the Commission on March 6, 2008.

CONTENTS

This report on Form 6-K of the registrant consists of the following documents, which are hereby attached hereto and incorporated by reference herein:

99.1.     Press Release: On Track Innovations Reports Fiscal Year 2007 Fourth Quarter and Full Year Financial Results, Dated: March 6, 2008.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: March 6th, 2008.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1.	Press Release: On Track Innovations Reports Fiscal Year 2007 Fourth Quarter and Full Year Financial Results, Dated: March 6, 2008.

Press Release

OTI Reports FY 2007 Fourth Quarter and Full Year Financial Results
Annual revenues of $43.5 million; Fourth quarter revenues climb to $13 million

Fort Lee, NJ – March 6, 2008 – On Track Innovations Ltd. (OTI) (NASDAQ: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, today announced its consolidated financial results for the fourth quarter and fiscal year ended December 31, 2007. Revenues for the year ended December 31, 2007 were $43.5 million, an increase of 7% compared to $40.6 million in the same period last year. Revenues for the fourth quarter reached $13.0 million, a decrease of 1% compared to $13.2 million in the same period last year. Gross margin for the year ended December 31, 2007 was 40% compared to 46% in the same period last year. Gross margin for the fourth quarter was 43% compared to 48% in the fourth quarter of 2006.

“2007 was a challenging year for OTI. It was characterized by OTI expanding and strengthening our infrastructure to support the company’s future growth,” said Oded Bashan, Chairman and CEO, OTI. “During the year we experienced delays in multiple projects, but despite the delays we were able to grow revenues by 7% for the year and limit our cash burn to $6.4 million dollars. Our gross margin was 40% for the year and we continue to have a strong and healthy balance sheet with $42 Million in cash, cash equivalents and short term investment, and $118 Million in total assets.”

“Our results reflect the fact that OTI is involved in large scale projects that are characterized by long implementation cycles that may create delays, particularly, when governments or banks are involved,” said Mr. Bashan. “I am pleased to state that in our belief, most of the significant delays are behind us and we are optimistic about the advancement of the company. We estimate that 2008 will be a turning point year in terms of the overall performance, showing a clear path to profitability, improved gross margins, reduction in cash based expenses, expansion of the projects pipeline, more projects that are generating high margin recurring revenues and overall will reflect a revenue growth of about 10% compared to 2007 with most of the growth expected in the second half of the year.”

Conference call and Webcast Information
The Company has scheduled a conference call and simultaneous Web cast for Thursday, March 6, 2008, which will be hosted by Oded Bashan, Chairman and CEO, Ohad Bashan, President, and Guy Shafran, CFO, for 9:00 AM EST to discuss operating results and future outlook. To participate, call: 1-888-407-2553 (U.S. toll free), 1-800-227-297 (Israel toll free), 0-800-182-6846 (Germany toll free).

To listen to the Web cast, use the following link: http://www.otiglobal.com/content.aspx?id=226 For those unable to participate, the teleconference will be available for replay until midnight March 13th, by calling U.S.: 1-888-295-2634 on the web at: http://www.otiglobal.com/content.aspx?id=226

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, OTI uses non-GAAP measures of gross profit, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges in accordance with SFAS 123(R) and amortization of intangible assets. OTI management believes the non-GAAP financial information provided in this release provides meaningful supplemental information regarding our performance and enhances the understanding of the Company’s on-going economic performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating the business and as such deemed it important to provide all this information to investors.

About OTI
Established in 1990, OTI (NASDAQ GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

OTI Contact:	Investor Relations
Galit Mendelson	Miri Segal
Director of Corporate Communications	Strategic Growth International
201 944 5200 ext. 111	212 838 1444
galit@otiglobal.com	msegal@sgi-ir.com

(TABLES TO FOLLOW)

Safe Harbor for Forward-Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations. Forward-looking statements could be impacted by the effects of the protracted evaluation and validation period in the U.S. contactless payment cards market , our inability to successfully integrate the purchase of assets of SuperCom or to otherwise achieve the expected benefits of the acquisition, to close to due a failure to satisfy closing conditions, market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2006, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

ON TRACK INNOVATIONS LTD
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	Year ended December 31		Three months ended December 31
	2006	2007	2006	2007

Revenues
Sales	$35,171	$40,854	$10,417	$12,237
Licensing and transaction fees	5,382	2,631	2,775	779

Total revenues	40,553	43,485	13,192	13,016

Cost of Revenues
Cost of sales	21,871	25,918	6,911	7,451

Total cost of revenues	21,871	25,918	6,911	7,451

Gross profit	18,682	17,567	6,281	5,565

Operating Expenses
Research and development, net	7,065	12,265	1,811	4,062
Selling and marketing	7,072	9,670	1,952	2,812
General and administrative	11,948	17,593	2,771	4,149
Amortization of intangible assets	821	1,314	264	328
Gain from sale of subsidiaries	(122)	-	-	-

Total operating expenses	26,784	40,842	6,798	11,351

Operating loss	(8,102)	(23,275)	(517)	(5,786)
Financial income, net	1,712	1,862	434	390
Other expenses, net	(75)	(136)	(95)	(25)

Loss before taxes on income and
minority interests	(6,465)	(21,549)	(178)	(5,421)
Income tax benefit	323	226	9	29
Minority shares in loss of subsidiary	625	1,038	32	-
Equity in loss of affiliate	(1,087)	(358)	(118)	(86)

Net loss	$(6,604)	$(20,643)	$(255)	$(5,478)

Basic and diluted net loss per
ordinary share from:
Net loss	$(0.47)	$(1.09)	$(0.02)	$(0.29)

Weighted average number of ordinary shares
used in computing basic and diluted net loss
per ordinary share	13,919,958	18,896,214	15,309,225	19,220,122

ON TRACK INNOVATIONS LTD
RECONCILIATION BETWEEN GAAP TO NON-GAAP
STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Year ended December 31,2007 Adjustments		Non-GAAP

Revenues
Sales	$40,854	-		$40,854
Licensing and transaction fees	2,631	-		2,631

Total revenues	43,485			43,485

Cost of Revenues
Cost of sales	25,918	(46	)(a)	25,872

Total cost of revenues	25,918	(46)		25,872

Gross profit	17,567	46		17,613

Operating Expenses
Research and development	12,265	(2,320	)(a)	9,945
Selling and marketing	9,670	(449	)(a)	9,221
General and administrative	17,593	(2,378	)(a)	15,215
Amortization of intangible assets	1,314	(1,314	)(b)	-

Total operating expenses	40,842	(6,461)		34,381

Operating loss	(23,275)	6,507		(16,768)
Financial income, net	1,862	-		1,862
Other expenses, net	(136)	-		(136)

Loss before taxes on income and minority
interests	(21,549)	6,507		(15,042)
Taxes on income	226	-		226
Minority interests	1,038	-		1,038
Equity in loss of affiliate	(358)	-		(358)

Net loss	$(20,643)	$6,507		$(14,136)

Basic and diluted net loss
per ordinary share	$(1.09)	$0.34		$(0.75)

Weighted average number of ordinary shares used
in computing basic and diluted net loss per
ordinary share	18,896,214			18,896,214

(a)	The effect of stock-based compensation. The Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" on January 1, 2006 using the modified-prospective transition method.

(b)	The effect of amortization of intangible assets.

ON TRACK INNOVATIONS LTD
RECONCILIATION BETWEEN GAAP TO NON-GAAP
STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Three Months Ended December 31, 2007 Adjustments		Non-GAAP

Revenues
Sales	$12,237	-		$12,237
Licensing and transaction fees	779	-		779

Total revenues	13,016			13,016

Cost of Revenues
Cost of sales	7,451	(7	)(a)	7,444

Total cost of revenues	7,451	(7)		7,444

Gross profit	5,565	7		5,572

Operating Expenses
Research and development	4,062	(687	)(a)	4,062
Selling and marketing	2,812	(209	)(a)	2,812
General and administrative	4,149	(482	)(a)	4,149
Amortization of intangible assets	328	(328	)(b)	-

Total operating expenses	11,351	(1,706)		11,023

Operating gain (loss)	(5,786)	1,713		(5,786)
Financial income, net	390	-		390
Other expenses, net	(25)	-		(25)

Gain (Loss) before taxes on income and minority
interests	(5,421)	1,713		(3,708)
Tax on income	29	-		29
Minority interests	-	-		-
Equity in loss of affiliate	(86)	-		(86)

Net Income(loss)	$(5,478)	$1,713		$(3,765)

Basic and diluted net loss
per ordinary share	$(0.29)	$0.09		$(0.20)

Weighted average number of ordinary shares used
in computing basic and diluted net loss per
ordinary share	19,220,122			19,220,122

(a)	The effect of stock-based compensation. The Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" on January 1, 2006 using the modified-prospective transition method.

(b)	The effect of amortization of intangible assets.

ON TRACK INNOVATIONS LTD
RECONCILIATION BETWEEN GAAP TO NON-GAAP
STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Year ended December 31, 2006 Adjustments		Non-GAAP

Revenues
Sales	$35,171	-		$35,171
Licensing and transaction fees	5,382	-		5,382

Total revenues	40,553			40,553

Cost of Revenues
Cost of sales	21,871	(15	)(a)	21,856

Total cost of revenues	21,871	(15)		21,856

Gross profit	18,682	15		18,697

Operating Expenses
Research and development	7,065	(1,046	)(a)	6,019
Selling and marketing	7,072	(115	)(a)	6,957
General and administrative	11,948	(1,179	)(a)	10,769
Amortization of intangible assets	821	(821	)(b)	-
Gain from sale of subsidiaries	(122)	-		(122)
Total operating expenses	26,784	(3,161)		23,623

Operating loss	(8,102)	3,176		(4,926)
Financial income, net	1,712	-		1,712
Other expenses, net	(75)	-		(75)

Loss before taxes on income and minority interests	(6,465)	3,176		(3,289)
Taxes on income	323	-		323
Minority interests	625	-		625
Equity in loss of affiliate	(1,087)	-		(1,087)

Net loss	$(6,604)	$3,176		$(3,428)

Basic and diluted net loss
per ordinary share	$(0.47)	$0.22		$(0.25)

Weighted average number of ordinary shares used
in computing basic and diluted net loss per
ordinary share	13,919,958			13,919,958

(a)	The effect of stock-based compensation. The Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" on January 1, 2006 using the modified-prospective transition method.

(b)	The effect of amortization of intangible assets.

ON TRACK INNOVATIONS LTD
RECONCILIATION BETWEEN GAAP TO NON-GAAP
STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Three Months Ended December 31, 2006 Adjustments		Non-GAAP

Revenues
Sales	$10,417	-		$10,417
Licensing and transaction fees	2,775	-		2,775

Total revenues	13,192			13,192

Cost of Revenues
Cost of sales	6,911	(4	)(a)	6,907

Total cost of revenues	6,911	(4)		6,907

Gross profit	6,281	4		6,285

Operating Expenses
Research and development	1,811	(248	)(a)	1,563
Selling and marketing	1,952	(17	)(a)	1,935
General and administrative	2,771	(262	)(a)	2,509
Amortization of intangible assets	264	(264	)(b)	-
Total operating expenses	6,798	791		6,007

Operating gain (loss)	(517)	795		278
Financial income, net	434	-		434
Other expenses, net	(95)	-		(95)

Gain (Loss) before taxes on income and minority interests	(178)	795		617
Tax on income	9	-		9
Minority interests	32	-		32
Equity in loss of affiliate	(118)	-		(118)

Net Income(loss)	$(255)	$795		$540

Basic and diluted net income (loss)
per ordinary share	$(0.02)	$0.05		$0.03

Weighted average number of ordinary shares used
in computing basic net loss per ordinary share	15,309,225			15,309,225

Weighted average number of ordinary shares used
in computing diluted net loss per ordinary share	15,309,225			15,978,747

(a)	The effect of stock-based compensation. The Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" on January 1, 2006 using the modified-prospective transition method.

(b)	The effect of amortization of intangible assets.

ON TRACK INNOVATIONS LTD
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	December 31,
	2006	2007

Assets

Current assets
Cash and cash equivalents	$30,049	$35,470
Short-term investments	18,232	6,379
Trade receivables (net of allowance for doubtful
accounts of $234 and $2,767 as of December 31, 2006
and 2007, respectively)	10,155	8,028
Other receivables and prepaid expenses	2,109	3,636
Inventories	10,344	13,242

Total current assets	70,889	66,755

Severance pay deposits fund	1,087	1,576

Long-term receivables	1,043	-

Investment in an affiliated company	1,627	1,382

Property, plant and equipment, net	13,318	20,851

Intangible assets, net	5,823	4,509

Goodwill	23,387	23,387

Total assets	$117,174	$118,460

ON TRACK INNOVATIONS LTD
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	December 31,
	2006	2007

Liabilities and Shareholders' Equity

Current Liabilities
Short-term bank credit and current maturities
of long-term bank loans	$498	$5,336
Trade payables	6,869	10,291
Other current liabilities	3,331	5,344

Total current liabilities	10,698	20,971

Long-Term Liabilities
Long-term loans, net of current maturities	2,117	2,432
Accrued severance pay	3,209	3,981
Deferred tax liabilities	992	728

Total long-term liabilities	6,318	7,141

Total liabilities	17,016	28,112

Commitments and Contingencies

Minority interests	1,004	-

Shareholders' Equity
Ordinary shares of NIS 0.1 par value: Authorized -
50,000,000 shares as of December 31, 2006 and
December 31, 2007; issued 18,592,880 and19,627,068
shares as of December 31, 2006 and December 31, 2007,
respectively; outstanding 18,243,539 and 19,434,011 shares
as of December 31, 2006 and December 31, 2007, respectively	431	454
Additional paid-in capital	163,102	174,494
Accumulated other comprehensive income	424	846
Accumulated deficit	(64,803)	(85,446)

Total shareholder's equity	99,154	90,348

Total liabilities and shareholders' equity	$117,174	$118,460

ON TRACK INNOVATIONS LTD
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands, except share and per share data)

	Year ended December 31,
	2006	2007

Cash flows from operating activities
Net loss	$(6,604)	$(20,643)
Adjustments required to reconcile net loss to
net cash used in operating activities:
Stock-based compensation related to options and shares issued
to employees and others	3,783	6,947
Gain from sale of subsidiaries	(122)	-
Loss on sale of property and equipment	44	13
Amortization of intangible assets	821	1,314
Depreciation	1,862	2,580
Equity in net losses of an affiliated company	1,087	358

Accrued severance pay, net	796	283
Minority share in loss of subsidiaries	(625)	(1,038)
Accrued interest and linkage differences on long-term loans	(254)	(294)
Increase (decrease) in deferred tax liabilities	(216)	(262)
Decrease (increase) in trade receivables	(1,873)	104
Increase (decrease) in allowance for doubtful account	(551)	2,533
Decrease (increase) in other receivables and prepaid expenses	1,142	(686)
Increase in inventories	(3,204)	(2,776)
Increase in trade payables	2,558	3,314
Increase (decrease) in other current liabilities	(2,147)	1,966

Net cash used in operating activities	(3,503)	(6,287)

Cash flows from investing activities

Receipts on account of loans and receivables	350	837
Acquisition of business operations, net of cash acquired	(23)	-
Sale of a consolidated subsidiary, net of cash disposed of	(105)	-
Purchase of property and equipment	(3,107)	(6,190)
Purchase of available-for-sale securities	(23,643)	(136,094)
Proceeds from maturity of available-for-sale securities	25,446	148,049
Other, net	(9)	-

Net cash provide by (used in) investing activities	(1,091)	6,602

Cash flows from financing activities
Increase (decrease) in short-term bank credit, net	(231)	4,804
Proceeds from long-term bank loans	978	739
Repayment of long-term bank loans	(570)	(495)
Proceeds from minority in subsidiary	1,548	-
Proceeds from exercise of options and warrants, net	3,196	11

Net cash provided by financing activities	4,921	5,059

Effect of exchange rate changes on cash	65	47

Increase in cash and cash equivalents	392	5,421
Cash and cash equivalents at the beginning of the year	29,657	30,049

Cash and cash equivalents at the end of the year	$30,049	$35,470